UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): April 29, 2022

Commonwealth Thoroughbreds LLC

(Exact name of issuer as specified in its charter)

Delaware	84-2528036
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

101 West Loudon Ave, Suite 210, Lexington, Kentucky 40508

(Full mailing address of principal executive offices)

(323) 378 5554

(Issuer’s telephone number, including area code)

Series Country Grammer, Series I Got A Gal, Series Pine Valley, Series Swing Shift, Series We The People, Series Mage, Series Tshiebwe, Series Constitution Filly, Series Kissed By Fire; Series Tapicat Filly; Series Tonasah Filly

Title of each class of securities issued pursuant to Regulation A

Item 9	Other Events

Change of Fiscal Year

Commonwealth Thoroughbreds LLC (the “Company”) announces that it is changing its fiscal year from December 31 to June 30, effective April 1, 2023. Commonwealth Markets Inc., the Company’s Manager, determined to make the change on September 16, 2022, to better align the due dates for the Company’s periodic reports with the seasonality of its business.

The Company will file a Transition Report on Form 1-K for the six-month period ending June 30, 2022 promptly after April 1, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMONWEALTH THOROUGHBREDS LLC

Dated: March 28, 2023	By:	/s/ Brian Doxtator
Name: Brian Doxtator
Title: Chief Executive Officer

3